RECENT DEVELOPMENTS

The information included in this section is a copy of a press release dated October 30, 2006 issued by the Republic.

Press Release	For Immediate Release

October 30, 2006

Uruguay Announces the Results of its Liability Management Transactions

Montevideo, Uruguay: The Republic of Uruguay announced today that approximately U.S.$1,173 million aggregate outstanding principal amount of Uruguay’s U.S. dollar and Euro-denominated bonds (the “Eligible Bonds”) eligible to participate in the exchange offer and the related cash tender offer (collectively, the “Offer”) announced October 19, 2006 were tendered into Uruguay’s Offer. Uruguay decided to accept all Eligible Bonds tendered at the Minimum Clearing Price or on a non-competitive basis, having approximately U.S.$1,143 million aggregate outstanding principal amount, and will proceed to complete the Offer on November 14, 2006, the expected settlement date.

The table below shows (a) the final clearing price per series of Eligible Bonds (excluding, in each case, any accrued but unpaid interest), (b) the approximate aggregate principal amount of Eligible Bonds of each series tendered that Uruguay accepted in the Offer and (c) the approximate remaining outstanding principal amount of each such series of Eligible Bonds after giving effect to the Offer.

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Eligible Bonds	ISIN	CUSIP	Clearing Price	Principal Amount Accepted	Remaining Outstanding Principal Amount
U.S. Dollar Bonds
7.000% due 2008	US760942AF94	760942AF9	103.35	U.S.$4,598,000	U.S.$3,702,000
7.875% due 2008	US917288AL60	917288AL6	105.55	26,257,716	56,742,284
7.875% due 2009	US917288AK87	917288AK8	106.05	664,000	1,536,000
7.250% due 2009	US760942AH50	760942AH5	104.70	8,601,000	6,499,000
FRNs due 2009	US917288AM44	917288AM4	102.30	842,171	557,829
FRNs due 2010	US917288AN27	917288AN2	101.80	4,823,489	476,511
8.750% due 2010	US760942AJ17	760942AJ1	110.25	246,600	2,453,400
7.250% due 2011	US917288AY81	917288AY8	106.25	288,752,500	186,723,571
8.375% due 2011	US917288AP74	917288AP7	110.80	26,712,186	33,987,814
7.625% due 2012	US917288AJ15	917288AJ1	107.80	1,521,000	3,579,000
7.000% due 2013	US917288AS14	917288AS1	105.10	21,498,408	42,427,918
7.875% due 2014	US917288AT96	917288AT9	110.05	12,765,105	6,734,895
7.250% due 2014	US917288AU69	917288AU6	106.35	10,813,483	18,686,517
7.500% due 2015	US917288AZ56	917288AZ5	108.25	586,680,976	400,872,319
8.750% due 2015	US917288AV43	917288AV4	115.85	26,052,478	24,547,522
7.625% due 2017	US917288AX09	917288AX0	107.55	19,232,185	14,467,815
7.875% due 2027	US760942AE20	760942AE2	108.30	7,070,000	23,130,000
Euro Bonds
7.000% due 2011	XS0131127036	-	107.75	€8,611,000	€46,289,000
7.000% due 2012	XS0167136786	-	107.25	33,293,878	60,506,122
7.000% due 2019	XS0167137834	-	107.75	33,666,096	84,033,904

All Eligible Bonds accepted by Uruguay will be retired pursuant to the Offer. Uruguay accepted all non-competitive offers in the exchange offer, but declined to accept any competitive offers. No series of Eligible Bonds tendered for cash or in exchange for 8.00% Bonds due 2022 was subject to proration.

The Republic expects to issue approximately U.S.$879 million aggregate principal amount of new bonds as a result of the exchange offers, comprising approximately U.S.$602 million aggregate principal amount of its 8.00% Bonds due 2022 and approximately U.S.$277 million aggregate principal amount of its 7.625% Bonds due 2036.

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Under the cash tender offer, the Republic expects to purchase Eligible Bonds having an aggregate outstanding principal amount of approximately the equivalent of U.S.$275 million at an aggregate cost of approximately the equivalent of U.S.$295 million (excluding accrued but unpaid interest, if any, which Uruguay will also pay on the settlement date in accordance with the Offer).

The Offer commenced on October 19, 2006, on the terms and subject to the conditions described in the prospectus supplement dated October 19, 2006 and the accompanying prospectus dated June 5, 2006 that were filed with the U.S. Securities and Exchange Commission. The Offer expired at 4:30 P.M., New York City time, on October 27, 2006.

The definitive amounts of new global bonds to be issued and Eligible Bonds to be exchanged and repurchased pursuant to the Offer remain subject to final confirmation by the Exchange Agent and Uruguay.

Citigroup, Morgan Stanley and UBS Investment Bank acted as Dealer Managers for the Offer, and Citibank N.A. acted as Exchange Agent. Dexia Banque Internationale à Luxembourg acted as Luxembourg Exchange Agent.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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